Mail Stop 4720

August 5, 2009

Douglas A. Gaudet
President and Chief Executive Officer
Penn Millers Holding Corporation
72 North Franklin Street
P.O. Box P
Wilkes-Barre, PA 18773

      Re: Penn Millers Holding Corporation
              Registration Statement on Form S-1/A
              Filed July 27, 2009
              File No. 333-156936

Dear Mr. Gaudet:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have

about our comments or any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Cover page

1. Please revise your cover page to describe any arrangements to place funds in an escrow
   account and identify the conditions that must be satisfied to break escrow. See Item
   501(b)(8)(iii) of Regulation S-K. Please specifically address whether all closing conditions,
   including the Pennsylvania Insurance Department's approval, are required before escrow
   can be broken. Please see Rule 15c2-4 of the Exchange Act of 1934.

Interim Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. We are considering your response to prior comment four. It appears that the presentation of
   EIG sales proceeds as cash flows from continuing operations is inconsistent with your
   classification of the assets and liabilities as held-for-sale and the results of operations
   reported as discontinued operations in the consolidated financial statements. Therefore, it is
   not clear to us why you believe that your conclusion to present the net proceeds within
   continuing operations provides the most meaningful presentation and illustrates most
   accurately the activity that occurred at Penn Millers Mutual Holding Company related to
   the sale of EIG. Please explain to us the basis for this conclusion which appears
   inconsistent with GAAP. Also, provide us with examples found in your research to support
   that you found that there was diversity in practice when classifying cash flows from the sale
   of discontinued operations.

Exhibit 99.5

3. We note your response to comment 6. As your stock order form was filed as an exhibit, it
   is publicly available. Therefore, the fact that you will not print, distribute or mail such
   forms prior to effectiveness does not preclude someone from completing an order form
   prior to effectiveness. Therefore, our comment is reissued. Please tell us the procedures
   you will use to ensure that the stock order forms completed prior to the effectiveness of
   your registration statement are not accepted.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kei Ino at 202-551-3659 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Wesley R. Kelso
       John D. Talbot
       Stevens & Lee, P.C.
       620 Freedom Business Center, Suite 200
       King of Prussia, PA 19406